Exhibit 99.9
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Infosys Technologies Limited Regd. office: Electronics City, Hosur Road, Bangalore – 560 100, India.

Audited Consolidated financial results of Infosys Technologies Limited and subsidiaries for the quarter and half-year ended September 30, 2010 prepared in compliance with International Financial Reporting Standards as issued by International Accounting Standards Board (IFRS)
(in Rs. crore, except per share data)
Particulars	Quarter ended September 30,		Half-year ended September 30,		Year ended March 31,
	2010	2009	2010	2009	2010
Revenues	6,947	5,585	13,145	11,057	22,742
Cost of sales	3,971	3,203	7,619	6,342	13,020
Gross profit	2,976	2,382	5,526	4,715	9,722
Selling and marketing expenses	380	276	719	537	1,184
Administrative expenses	498	413	954	841	1,628
Operating profit	2,098	1,693	3,853	3,337	6,910
Other income	267	239	506	508	990
Profit before income taxes	2,365	1,932	4,359	3,845	7,900
Income tax expense	628	397	1,134	785	1,681
Net profit	1,737	1,535	3,225	3,060	6,219
Paid-up equity share capital (par value Rs. 5/- each, fully paid)	286	286	286	286	286
Share premium, retained earnings and other components of equity	26,039	21,227	26,039	21,227	23,787
Earnings per share (par value Rs. 5/- each)
Basic	30.41	26.91	56.47	53.67	109.02
Diluted	30.40	26.87	56.45	53.60	108.90
Dividend per share (par value Rs. 5/- each) (Refer Note 5 & 6)
Interim dividend	10.00	10.00	10.00	10.00	10.00
30th year special dividend	30.00	–	30.00	–	–
Final dividend	–	–	–	–	15.00
Total dividend	40.00	10.00	40.00	10.00	25.00
Total public shareholding #
Number of shares	37,21,19,179	37,25,67,451	37,21,19,179	37,25,67,451	37,48,64,267
Percentage of shareholding	64.82	64.99	64.82	64.99	65.32
Promoters and Promoter Group Shareholding
Pledged / Encumbered
Number of shares	–	–	–	–	–
Percentage of shares (as a % of the total shareholding of promoter and promoter group)	–	–	–	–	–
Percentage of shares (as a % of the total share capital of the company)	–	–	–	–	–
Non-encumbered
Number of shares	9,20,85,078	9,44,84,978	9,20,85,078	9,44,84,978	9,20,84,978
Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100.00	100.00	100.00	100.00	100.00
Percentage of shares (as a % of the total share capital of the company)	16.04	16.48	16.04	16.48	16.05
# Total Public Shareholding as defined under Clause 40A of the Listing Agreement excludes shares held by founders and American Depositary Receipt Holders

1.
The audited financial statements have been taken on record by the Board of Directors at its meeting held on October 15, 2010. The statutory auditors have expressed an unqualified audit opinion. The information presented above is extracted from the audited financial statements as stated. The financial statements are prepared in accordance with International Financial Reporting Standards as issued by International Accounting Standards Board (IFRS).

2.
The Securities Exchange Board of India (SEBI) vide its circular dated April 5, 2010 permitted listed entities having subsidiaries to voluntarily submit the consolidated financial statements as per IFRS. Consequent to this, the company has voluntarily prepared and published audited consolidated IFRS Financial Statements for the quarter and half-year ended September 30, 2010 as well as for fiscal year 2010.

3.	Other information (Consolidated - Audited)

(in Rs. crore)
Particulars	Quarter ended September 30,		Half-year ended September 30,		Year ended March 31,
	2010	2009	2010	2009	2010
Staff costs	3,682	2,984	7,064	5,862	12,093
Items exceeding 10% of aggregate expenditure	–	–	–	–	–
Details of other income:
Interest on deposits with banks and others	257	198	494	424	779
Income from available-for-sale financial assets / investments	2	23	22	33	160
Miscellaneous income, net	3	4	5	6	21
Gains / (losses) on foreign currency	5	14	(15)	45	30
Total	267	239	506	508	990

4.	Audited financial results of Infosys Technologies Limited (standalone information)

(in Rs. crore)
Particulars	Quarter ended September 30,		Half-year ended September 30,		Year ended March 31,
	2010	2009	2010	2009	2010
Revenues	6,425	5,201	12,183	10,305	21,140
Profit before tax and exceptional item	2,237	1,824	4,156	3,661	7,472
Profit after tax before exceptional item	1,641	1,438	3,072	2,902	5,755
Profit after tax and exceptional item	1,641	1,438	3,072	2,902	5,803

5.	The final dividend of Rs. 15/- per equity share for fiscal 2010 was approved by the shareholders at the Annual General Meeting of the company held on June 12, 2010 and the same was paid subsequently.
6.
The Board declared an interim dividend of Rs. 10/- per equity share and a 30th year special dividend of Rs. 30/- per equity share. The record date for the payment of interim dividend and 30th year special dividend is October 22, 2010. The interim dividend declared in the previous year was Rs. 10/- per share

7.	Information on investor complaints pursuant to Clause 41 of the Listing Agreement for the quarter ended September 30, 2010

Nature of complaints received	Opening balance	Additions	Disposal	Closing balance
Non receipt of dividend / Annual report related	–	192	192	–

8.
Mr. Claude Smadja, independent director retired from the Board with effect from August 30, 2010. The Board expressed its appreciation for the services rendered by Mr. Claude Smadja during his tenure as director.

9.	Matters relating to Subsidiaries :

Infosys Technologies (China) Co. Limited

During the quarter and half-year ended September 30, 2010, additional investments of US $9 million (Rs. 42 crore) was made in Infosys Technologies (China) Co. Limited, which is a wholly owned subsidiary. As of September 30, 2010, the company has invested in equity, an aggregate of US $23 million (Rs. 107 crore) in the subsidiary.

10.	Statement of assets and liabilities (IFRS)

(in Rs. crore)
Particulars	As at
	September 30, 2010 (Audited)	September 30, 2009 (Unaudited)
Assets
Cash and cash equivalents	15,401	10,624
Other current assets	1,860	1,333
Trade receivables	4,171	3,366
Investments
Available-for-sale financial assets	38	3,222
Investments in certificates of deposits	1,949	–
Property, plant and equipment	4,529	4,554
Other non-current assets	2,345	1,835
Total	30,293	24,934
Liabilities and Equity
Liabilities
Provisions	81	105
Other current liabilities	3,630	3,083
Non-current liabilities	257	233
Equity attributable to equity holders of the company
Share capital	286	286
Share premium	3,059	2,988
Retained earnings	22,894	18,178
Other components of equity	86	61
Total	30,293	24,934

The above disclosure is in compliance with Clause 41(v)(h) of the Listing Agreement. The disclosure is an extract of the audited IFRS Balance Sheet as at September 30, 2010.

11.	Segment reporting

(in Rs. crore)
Particulars	Quarter ended September 30,		Half-year ended September 30,		Year ended March 31,
	2010	2009	2010	2009	2010
Revenue by industry segment
Financial services	2,462	1,871	4,700	3,678	7,731
Manufacturing	1,314	1,080	2,522	2,201	4,506
Telecom	927	902	1,803	1,824	3,661
Retail	1,001	787	1,816	1,510	3,035
Others	1,243	945	2,304	1,844	3,809
Total	6,947	5,585	13,145	11,057	22,742
Less: Inter-segment revenue	–	–	–	–	–
Net revenue from operations	6,947	5,585	13,145	11,057	22,742
Segment profit before tax, depreciation and non-controlling interest :
Financial services	828	649	1,569	1,248	2,710
Manufacturing	425	299	804	649	1,374
Telecom	329	351	601	718	1,451
Retail	337	283	565	523	1,025
Others	398	345	741	657	1,301
Total	2,317	1,927	4,280	3,795	7,861
Less: Other un-allocable expenditure	219	234	427	458	951
(excluding un-allocable income)
Operating profit before tax and non-controlling interest	2,098	1,693	3,853	3,337	6,910

Notes on segment information

Principal segments

The company’s operations predominantly relate to providing technology services, delivered to clients globally, operating in various industry segments. Accordingly, revenues represented along industries served constitute the primary basis of the segmental information set out above.

Segmental capital employed

Fixed assets used in the company’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and support services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities has been made.

By order of the Board for Infosys Technologies Limited

Bangalore, India October 15, 2010	S. D. Shibulal Chief Operating Officer and Director	S. Gopalakrishnan Chief Executive Officer and Managing Director

The Board has also taken on record the unaudited consolidated results of Infosys Technologies Limited and subsidiaries for the three months and six months ended September 30, 2010, prepared as per International Financial Reporting Standards (IFRS). A summary of the financial statements is as follows:

(in US$ million, except per ADS data)
Particulars	Three months ended September 30,		Six months ended September 30,		Year ended March 31,
	2010	2009	2010	2009	2010
Revenues	1,496	1,154	2,854	2,276	4,804
Cost of sales	855	662	1,655	1,305	2,749
Gross profit	641	492	1,199	971	2,055
Net profit	374	317	700	630	1,313
Earnings per American Depositary Share (ADS)
Basic	0.65	0.56	1.23	1.10	2.30
Diluted	0.65	0.56	1.23	1.10	2.30
Total assets	6,742	5,188	6,742	5,188	6,148
Cash and cash equivalents including available-for-sale financial assets and certificates of deposit	3,869	2,878	3,869	2,878	3,532

Statements in connection with this release may include forward-looking statements within the meaning of U.S. Securities laws intended to qualify for the ‘safe harbor’ under the Private Securities Litigation Reform Act. These forward-looking statements are subject to risks and uncertainties including those described in our SEC filings available at www.sec.gov including our Annual Report on Form 20-F for the year ended March 31, 2010, and our other recent filings, and actual results may differ materially from those projected by forward-looking statements. We may make additional written and oral forward-looking statements but do not undertake, and disclaim any obligation, to update them.